UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                          Quest Minerals & Mining Corp.
                          -----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   74835X 10 3
                                 --------------
                                 (CUSIP Number)


                            Bluewater Partners, S.A.
                               P.O. Box 31485 SMB
                          Grand Cayman, Cayman Islands
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 15, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74835X 10 3
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Bluewater Partners, S.A.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     Not Applicable                                                     (a) [ ]
                                                                        (b) [ ]
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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Panama
--------------------------------------------------------------------------------
     Number of                         7.  Sole Voting Power         3,500,000
      Shares                           -----------------------------------------
   Beneficially                        8.  Shared Voting Power               0
     Owned by                          -----------------------------------------
       Each                            9.  Sole Dispositive Power    1,950,000
     Reporting                         -----------------------------------------
      Person                           10. Shared Dispositive Power  1,550,000
       With                                                        (see Item 6)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,500,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $.001 per share, of Quest Minerals & Mining Corp., a Utah corporation, or Quest. The principal executive offices of Quest are located at 9810 Meta Highway, Suite 2, Pikeville, Kentucky 41501.

Item 2.  Identity and Background

         (a) This statement is filed by Bluewater Partners, S.A., or Bluewater.

         (b) Bluewater's address is P.O. Box 31485 SMB, Grand Cayman, Cayman Islands.

         (c)      Bluewater is a provider of business consulting services.

         (d) Bluewater has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Bluewater has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Bluewater was organized under the laws of the country of Panama.

Item 3.  Source and Amount of Funds or Other Consideration

         In or about March, 2004, Bluewater received 1,950,000 shares from one of its principals, Gene Hoffman, who received these shares for services rendered to Quest pursuant to a consulting agreement.

         On July 14, 2004, Quest issued to Bluewater 1,550,000 shares of common stock as partial consideration for the acquisition of an option to acquire all of the outstanding equity interests of Bonanza Mining, S.A. of Honduras.

Item 4.  Purpose of Transaction

         See item 3, above.

Item 5.  Interest in Securities of the Issuer

         (a)      The aggregate number of shares of common stock to which this
                  Schedule 13D relates is 3,500,000 shares. The shares represent approximately 7.9% of the common stock outstanding as of December 1, 2004.

         (b) Bluewater has sole voting and dispositive power over the shares of common stock which it owns, except as set forth in
                  Item 6, below.

         (c)      See Item 3, above.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Under the terms of the option transfer agreement, if Quest is unable to exercise the option to acquire all of the outstanding equity interests of Bonanza Mining, S.A. on or before December 31, 2005, not withstanding exercising all reasonable efforts to do so, Quest shall have the right to provide written notice to Bluewater, and in such event, Bluewater shall re-convey the 1,550,000 shares to Quest and the option shall be transferred back to Bluewater. However, if Quest chooses not to exercise the option, no shares shall be re-conveyed to Quest. In addition, if Quest is able to exercise the option and upon investment of at minimum U.S.$250,000 into Bonanza is unable to generate revenue in excess of $250,000 within 12 months of the commencement of operations, the Bluewater shall re-convey 775,000 shares to Quest.

Item 7.  Material to Be Filed as Exhibits

         None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2004

BLUEWATER PARTNERS, S.A.


/s/ GENE HOFFMAN
-----------------------------


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